EXHIBIT 99.1

Brookfield Announces $10 Billion First Closing for Second Brookfield Global Transition Fund

World’s largest private fund dedicated to investing in the net zero economy

On track to exceed previous transition fund size

BROOKFIELD, NEWS, Feb. 05, 2024 (GLOBE NEWSWIRE) -- Brookfield Asset Management (NYSE: BAM, TSX: BAM) (“Brookfield”) announced today that it has raised $10 billion in the first closing of the second Brookfield Global Transition Fund (“BGTF II” or the “Fund”), inclusive of fund commitments and strategic capital from our investor base. The Fund continues to see significant support from both existing and new investors, cementing Brookfield’s position as the world’s largest transition investor among private fund managers.

BGTF II is co-headed by Mark Carney and Connor Teskey and focuses on investments to accelerate the global transition to a net zero economy while delivering strong risk-adjusted returns for investors. The Fund continues the predecessor fund strategy of investing in the expansion of clean energy, the acceleration of sustainable solutions, and the transformation of companies operating in carbon-intensive sectors to more sustainable business models. The Fund’s seed portfolio includes a UK onshore renewables developer and a solar development partnership in India, and the pipeline of further investment opportunities is robust. Brookfield is targeting a larger fundraise for BGTF II than its predecessor fund and continues to see a significant acceleration in transition opportunities globally.

The Fund is the successor of the inaugural Brookfield Global Transition Fund (“BGTF I”) which closed on a record $15 billion, inclusive of fund commitments and strategic capital from our investor base in June 2022, making it the largest such fund in the world. The capital in BGTF I is now substantially deployed or committed to a range of landmark investments across renewable power, business transformation, carbon capture and storage, renewable natural gas, and nuclear services opportunities. All investments are managed to science-based sector pathways for net zero and the total impact of BGTF I, measured in avoided emissions, is on track to exceed the combined annual emissions of New York City, London and Toronto.

Mark Carney, Brookfield Chair and Head of Transition Investing, said:

“We have demonstrated beyond doubt the breadth and scale of attractive investment opportunities in the transition to a net zero economy. By going where the emissions are, the Brookfield Global Transition Fund strategy is aiming to deliver strong risk-adjusted financial returns for investors and make meaningful environmental impacts for people and the planet.”

Connor Teskey, CEO of Brookfield Renewable Power & Transition, said:

“Corporate demand for decarbonization technologies is now the primary driver of transition investment, delivering significant economic value as well as meaningful environmental benefits. New trends are also emerging, such as supplying reliable, clean power to the surging data and technology sector, building entirely new industrial supply chains, and scaling technologies required for industrial decarbonization. The strong first close for the latest Brookfield Global Transition Fund demonstrates the growing appetite among leading global investors to capitalize on these trends.”

Fundraising for BGTF II is expected to conclude in Q3 of this year.

About Brookfield Asset Management

Brookfield Asset Management (NYSE: BAM, TSX: BAM) is a leading global alternative asset manager with over $850 billion of assets under management. We invest client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. We offer a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors.

Brookfield operates Brookfield Renewable Partners (NYSE: BEP, TSX: BEP.UN), one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar and storage facilities in North America, South America, Europe and Asia, and totals approximately 32,800 megawatts of installed capacity and a development pipeline of approximately 155,400 megawatts. Our portfolio of sustainable solutions assets includes investments in nuclear services, carbon capture and storage, renewable natural gas, waste recycling, green ammonia and solar panel manufacturing.

As a signatory to the Net Zero Asset Managers initiative, Brookfield is committed to the goal of achieving net-zero greenhouse gas emissions by 2050 or sooner—in line with the Paris Agreement—across all assets under management.

For more information, please visit our website at www.brookfield.com or contact:

Communications & Media: Simon Maine Tel: +44 (0)7398 909 278 Email: simon.maine@brookfield.com	Investor Relations: Alexander Jackson Tel: +1 416 649 8172 Email: alexander.jackson@brookfield.com

Notice to Readers

This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of the U.S. Securities Act of 1933, the U.S. Securities Exchange Act of 1934, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations (collectively, “forward-looking statements”). Forward-looking statements include statements that are predictive in nature, depend upon or refer to future results, events or conditions, and include, but are not limited to, statements which reflect management’s current estimates, beliefs and assumptions and which are in turn based on our experience and perception of historical trends, current conditions and expected future developments, as well as other factors management believes are appropriate in the circumstances. The estimates, beliefs and assumptions of Brookfield are inherently subject to significant business, economic, competitive and other uncertainties and contingencies regarding future events and as such, are subject to change. Forward-looking statements are typically identified by words such as “expect”, “anticipate”, “believe”, “foresee”, “could”, “estimate”, “goal”, “intend”, “plan”, “seek”, “strive”, “will”, “may” and “should” and similar expressions. In particular, the forward-looking statements contained in this news release include statements referring to the fundraising goals and projections for BGTF II and the avoided emissions of BGTF I.

Although Brookfield believes that such forward-looking statements are based upon reasonable estimates, beliefs and assumptions, certain factors, risks and uncertainties, which are described from time to time in our documents filed with the securities regulators in Canada and the United States, or that are not presently known to Brookfield or that Brookfield currently believes are not material, could cause actual results to differ materially from those contemplated or implied by forward-looking statements.

Readers are urged to consider these risks, as well as other uncertainties, factors and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements, which are based only on information available to us as of the date of this news release. Except as required by law, Brookfield undertakes no obligation to publicly update or revise any forward-looking statements, whether written or oral, that may be as a result of new information, future events or otherwise.